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                              August 14, 2023

       Fernando Tennenbaum
       Chief Financial Officer
       Anheuser-Busch InBev SA/NV
       Brouwerijplein 1
       3000 Leuven, Belgium

                                                        Re: Anheuser-Busch
InBev SA/NV
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Form 6-K filed
August 3, 2023
                                                            File No. 001-37911

       Dear Fernando Tennenbaum:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Item 5. Operating and Financial Review, page 68

   1.                                                   We note from page 69
that    increasing inflationary pressures may result in significant increases to [y]our
expenses.    We further note from page 71 that you experienced higher
                                                        commodity and logistics
costs in 2022 and that such higher costs    may continue.    In
                                                        future filings, please
expand upon the principal factors contributing to your inflationary pressures, the actions
planned or taken, if any, to mitigate the inflationary pressures, and quantify the resulting
impact on your results of operations and financial condition.
       E. Results of Operations
       Normalized EBITDA, page 90

   2. We note that your presentation and discussion of Normalized EBITDA precedes the discussion of your
profits on an IFRS basis. Please revise your disclosures to provide equal or greater
prominence of the comparable IFRS measures. Refer to Item
 Fernando Tennenbaum
FirstName LastNameFernando
Anheuser-Busch  InBev SA/NVTennenbaum
Comapany
August 14, NameAnheuser-Busch
           2023               InBev SA/NV
August
Page 2 14, 2023 Page 2
FirstName LastName
         10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures. Also ensure that you apply this comment to any Form 6-K subject to Item 10(e).
Free Cash Flow, page 105

3. Your calculation of free cash flow differs from the typical calculation of cash flows from operating activities less capital expenditures considering it also adjusts for proceeds from sales. In order to avoid potential confusion, please revise the title to adjusted free cash flow or a similar description. Refer to Question
102.07 of the
         Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.

Financial Statements
Consolidated income statement , page F-5

4. We note that you present the line item "Exceptional costs above profit from operations"
         on the face of your consolidated income statement. Based on your disclosures in footnote
         8 on page F-28, we note that this line item includes several different individual amounts and components that, with the exception of a goodwill impairment charge during fiscal year 2020, mostly do not appear quantitatively material to either profit from operations or profit of the period. Please tell us how you determined your presentation was appropriate under IFRS standards, including paragraph 99 and, by analogy, paragraph 87 of IAS 1.
Notes to the consolidated financial statements
8. Exceptional items, page F-28

5. We note that the "exceptional taxes" line item for fiscal year 2022 primarily relates to a reorganization. Please tell us and disclose what the remaining amounts represent for the fiscal years presented and how you calculated the tax effects.
29. Contingencies, page F-72

6. We note that you are currently involved in several matters, particularly in Brazil, that have and may result in the recovery or payment of additional taxes and have the following comments:

                Please tell us and revise your disclosures to clearly describe your accounting policy for these matters. In doing so, specify the taxes that fall within the scope of IAS 12 and those that fall within the scope of other guidance, such as IAS 37, and tell us how you arrived at your determination.

                Tell us and disclose how you apply IFRIC 23 in recognizing and measuring the effect of tax uncertainties.

                Per your disclosures in footnote 7 on page F-27, we note that you recognized
 Fernando Tennenbaum
Anheuser-Busch InBev SA/NV
August 14, 2023
Page 3
              Brazilian tax credits within other operating income. Tell us the specific nature of these tax credits and the accounting model used, including how the credits met the criteria for recognition.
Form 6-K filed August 3, 2023

Exhibit 99.1 Unaudited Interim Report for the six-month period ended 30 June
2023
Management Comments, page 8

7. We note that your presentation and discussion of revenue growth on a non-IFRS basis, Normalized EBITDA, and Underlying EPS without presenting the most directly comparable IFRS measure on an equal or comparable basis. Please revise your disclosures accordingly to comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.



FirstName LastNameFernando Tennenbaum                          Sincerely,
Comapany NameAnheuser-Busch InBev SA/NV
                                                               Division of
Corporation Finance
August 14, 2023 Page 3                                         Office of
Manufacturing
FirstName LastName